SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Socket Mobile, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83368E200(CUSIP Number)

Kevin Mills

c/o Socket Mobile, Inc.

40675 Encyclopedia Cir.

Fremont, CA 94538

(510) 933-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 26, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 83368E200
(1) Names of Reporting Persons Kevin Mills
(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
(3) SEC Use Only
(4) Source of Funds (See Instructions) PF
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [_]
(6) Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
916,806 shares (1)
(8) Shared Voting Power
0 shares (1)
(9) Sole Dispositive Power
916,806 shares (1)
(10) Shared Dispositive Power
0 shares (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 916,806 shares (1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
(13) Percent of Class Represented by Amount in Row (11) 11.7% (2)
(14) Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 268,666 shares of Common Stock held by Kevin & Frances Mills Trust Under Declaration of TR DTD April 10, 2003 (the “Mills Trust”), (ii) up to 492,996 shares of Common Stock issuable to the Mills Trust upon conversion of convertible subordinated secured promissory notes, and (iii) up to 155,144 shares of Common Stock issuable pursuant to stock options held by Mr. Mills that are exercisable within 60 days of the date of this filing.

(2) Percentage ownership is based on 7,863,993 shares of common stock of Socket Mobile, Inc. deemed to be outstanding, which consists of (i) 7,215,853 shares of Common Stock outstanding as of May 26, 2023, and (ii) 648,140 shares of Common Stock issuable upon conversion of the convertible subordinated secured promissory notes and exercise of the stock options described in footnote 1 above.

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Item 1.	Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Socket Mobile, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 40675 Encyclopedia Cir., Fremont, CA 94538.

Item 2. Identity and Background.

(a)       This Schedule 13D is being filed by Kevin Mills (the “Reporting Person”).

(b)       The business address of Mr. Mills is c/o Socket Mobile, Inc., 40675 Encyclopedia Cir., Fremont, CA 94538.

(c)       Mr. Mills is the Chief Executive Officer and a member of the board of directors of the Issuer, whose business address is 40675 Encyclopedia Cir., Fremont, CA 94538.

(d)       During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)       During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Mills is a citizen of Ireland.

Item 3. Source and Amount of Funds or other Consideration.

The shares of Common Stock and securities convertible or exercisable into shares of Common Stock beneficially owned by the Reporting Person were received as employment compensation or acquired from the Company in private placement transactions. See Item 5(c) for information relating to the Reporting Person’s transactions in the Common Stock during the past 60 days. The source of funds for the shares of Common Stock purchased by Mr. Mills was his personal funds.

2020 Convertible Note Financing

•	On August 31, 2020, the Mills Trust purchased a convertible subordinated secured promissory note from the Issuer in the principal amount of $175,000 (the “2020 Note”). The 2020 Note carries a 10% annual interest rate and has a maturity date of August 30, 2024. The principal amount of the 2020 Note is convertible at the option of the holder into a maximum of 119,863 shares of Common Stock at any time on or prior to the maturity date. The Mills Trust used its own funds to purchase the 2020 Note. Mr. Mills is the beneficial owner of the 2020 Note and has the sole power to dispose or direct the disposition of the 2020 Note.

2023 Convertible Note Financing

•	On May 26, 2023, the Mills Trust purchased a convertible subordinated secured promissory note from the Issuer in the principal amount of $500,000 (the “2023 Note”). The 2023 Note carries a 10% annual interest rate and has a maturity date of May 26, 2026. The principal amount of the 2023 Note is convertible at the option of the holder into a maximum of 373,133 shares of Common Stock at any time on or prior to the maturity date. The Mills Trust used its own funds to purchase the 2023 Note. Mr. Mills is the beneficial owner of the 2023 Note and has the sole power to dispose or direct the disposition of the 2023 Note.

Item 4. Purpose of Transaction.

The acquisition of the 2020 Note and 2023 Note by the Mills Trust was for investment purposes only. As of the date of this statement, Mr. Mills has no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Mr. Mills is a director of the Issuer, and this Amendment, the disclosures herein, and any future amendments hereto are not intended to, and do not, make disclosures with respect to transactions in which the Issuer may engage to which Mr. Mills is not a party or other matters that Mr. Mills may learn of or be involved with in his capacity as a director of the Issuer.

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Item 5.	Interest in Securities of the Issuer.

(a)       Mr. Mills is the beneficial owner of 916,806 shares of Common Stock consisting of (i) 268,666 shares of Common Stock held by the Mills Trust, (ii) up to 119,863 shares of Common Stock issuable to the Mills Trust upon conversion of the 2020 Note, (iii) up to 373,133 shares of Common Stock issuable to the Mills Trust upon conversion of the 2023 Note, and (iv) up to 155,144 shares of Common Stock issuable pursuant to stock options held by Mr. Mills that are exercisable within 60 days of the date of this filing.

Such shares of Common Stock, collectively, represent 11.7 % of the 7,863,993 shares of Common Stock deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by Mr. Mills pursuant to SEC Rule 13d-3(d)(1) (i), and which consists of (i) 7,215,853 shares of Common Stock outstanding as of May 26, 2023 and (ii) 648,140 shares of Common Stock issuable upon conversion of the 2020 Note and 2023 Note and exercise of the stock options described above.

(b)        Mr. Mills has sole power to vote and dispose of all shares of Common Stock beneficially owned by Mr. Mills.

(c)       On May 26, 2023, Mr. Mills exercised stock options to acquire an aggregate of 85,000 Common Shares at a weighted average exercise price of $1.76 per share. On May 206, 2023, the Mills Trust purchased the 2023 Note for $500,000. The principal amount of the 2023 Note is convertible at the option of the holder at a price of $1.34 per share at any time on or prior to the maturity date.

(d)       No person other than Mr. Mills has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by Mr. Mills.

(e)       Not applicable

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Mr. Mills has entered into a revocable trust agreement for estate planning purposes that governs his beneficial ownership and voting and dispositive power over the holdings of the Mills Trust. Pursuant to the revocable trust agreement, Mr. Mills may also revoke the trust at his sole discretion.

Mr. Mills currently holds stock options to purchase an aggregate of 157,200 shares of Common Stock, of which options to purchase 155,144 shares are exercisable within 60 days of the date of this filing.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

A	Form of Secured Subordinated Convertible Note, issued May 26, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 30, 2023)
B	Form of Secured Subordinated Convertible Note, issued August 31, 2020 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 1, 2020)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2023
Date

/s/ Kevin Mills
Signature

Kevin Mills
Name

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